SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


03025183

Form 11-K


RECD S.E.C.
JUN 3 0 2003
1086

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended **December 31, 2002**

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from __________ to _________

Commission file number **2-93530**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORTHEAST UTILITIES SERVICE COMPANY
401k PLAN
107 Selden Street
Berlin, Connecticut 06037-1616

B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

NORTHEAST UTILITIES
174 Brush Hill Avenue
West Springfield, Massachusetts 01090-0010

The Exhibit Index is on Page 2.

Financial Statements

The following financial statements are filed as a part of this annual report:

Financial statements of Northeast Utilities Service Company 401k Plan as of December 31, 2002 and 2001 and for the fiscal years ended December 31, 2002 and 2001, including the report of Deloitte & Touche LLP with respect thereto.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORTHEAST UTILITIES SERVICE COMPANY
401k Plan

Date 6/26/03 By: /s/ Jean M. LaVecchia
Jean M. LaVecchia
Vice President-Human Resources
and Environmental Services
Northeast Utilities Service Company
and in such capacity Plan Administrator

EXHIBIT INDEX

Exhibit 23

Deloitte & Touche LLP
City Place
185 Asylum Street
Hartford, Connecticut 06103-3402

Tel: (860) 280-3000
Fax: (860) 280-3051
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITOR'S CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 33-44814 and 33-63023 of Northeast Utilities on Forms S-8 of our report dated June 11, 2003 appearing in this Annual Report on Form 11-K of Northeast Utilities Service Company 401(k) Plan for the year ended December 31, 2002.

Deloitte & Touche LLP

June 27, 2003

EXHIBIT 32

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report for the Northeast Utilities Service Company 401(k) Plan (the Plan) on Form 11-K for the period ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the Report), the undersigned Jean M. LaVecchia and David R. McHale, the named fiduciaries for the Plan, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.



/s/ Jean M. LaVecchia
Jean M. LaVecchia
Vice President – Human Resources
and Environmental Services
Northeast Utilities Service Company



/s/ David R. McHale
David R. McHale
Vice President and Treasurer
Northeast Utilities Service Company

June 26, 2003

A signed original of this written statement required by Section 906 has been provided to the Plan and will be retained by the Plan and furnished to the Securities and Exchange Commission or its staff upon request.

Northeast Utilities Service Company 401(k) Plan

Independent Auditors' Report

Financial Statements
Years Ended December 31, 2002 and 2001

NORTHEAST UTILITIES SERVICE COMPANY 401(k) PLAN

TABLE OF CONTENTS

Deloitte & Touche LLP
City Place
185 Asylum Street
Hartford, Connecticut 06103-3402

Tel: (860) 280-3000
Fax: (860) 280-3051
www.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the Plan Administrator of
Northeast Utilities Service Company
401(k) Plan
Berlin, Connecticut

We have audited the accompanying statements of net assets available for benefits of Northeast Utilities Service Company 401(k) Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic 2002 financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the 2002 basic financial statements taken as a whole.

Deloitte & Touche LLP

June 11, 2003

NORTHEAST UTILITIES SERVICE COMPANY 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:		
Investments, at fair value except as noted:		
Registered investment companies	$333,983,880	$459,836,875
Contracts with insurance companies, at contract value	310,323,602	253,857,828
ESOP allocated Northeast Utilities common shares	83,662,254	96,505,518
ESOP unallocated Northeast Utilities common shares	57,448,016	77,492,365
Northeast Utilities Common Shares Fund	29,106,235	35,488,394
Investment held by Brokerage Link	1,307,317	-
Loans receivable	11,558,569	13,209,754
Total investments	$827,389,873	$936,390,734
Net receivable from Northeast Utilities	13,789,773	11,911,691
Total assets	$841,179,646	$948,302,425
LIABILITIES:		
Notes payable to Northeast Utilities	89,248,653	101,160,344
NET ASSETS AVAILABLE FOR BENEFITS	$751,930,993	$847,142,081

See notes to financial statements.

NORTHEAST UTILITIES SERVICE COMPANY 401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:		
Employee contributions (including rollover contributions)	$61,414,502	$73,256,052
Employer contributions	11,481,726	12,061,778
Employer contributions - ESOP	16,379,681	15,976,405
Total contributions	89,275,909	101,294,235
Interest and dividend income	29,870,567	29,836,234
Total additions	119,146,476	131,130,469
DEDUCTIONS:		
Net depreciation in the fair value of investments	(151,171,041)	(192,078,543)
Distributions to participants	(56,138,983)	(94,690,515)
Interest expense	(7,606,177)	(8,623,905)
Administrative expenses	(31,707)	(22,250)
Total deductions	(214,947,908)	(295,415,213)
TRANSFERS AND OTHER:		
Transfer from Yankee Energy System, Inc. 401(k) Plan	-	413,033
Other	590,344	(372,185)
Total transfers	590,344	40,848
NET DECREASE	(95,211,088)	(164,243,896)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	847,142,081	1,011,385,977
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$751,930,993	$847,142,081

See notes to financial statements.

NORTHEAST UTILITIES SERVICE COMPANY 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001

1. PLAN DESCRIPTION

The following is a general description of the Northeast Utilities Service Company 401(k) Plan (the "Plan"). Participants should refer to the Plan documents for a more complete description.

General - Northeast Utilities Service Company ("NUSCO"), on its behalf and that of other participating subsidiaries of Northeast Utilities (together, the "Company"), established the Plan on January 1, 1985, to provide a convenient method for Company employees to save on a regular and long-term basis. The Plan is a defined contribution plan qualified under Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The participants have the option to receive certain distributions in the form of cash or Northeast Utilities ("NU") common shares.

- Under the Plan, employees may authorize payroll deductions for contributions to the Plan, which are partially matched by a contribution from the Company. A portion of the Company's matching contributions is used to make payments on the notes payable (see Note 8). All contributions are made to Fidelity Management Trust Company, the Trustee. Except for amounts used to make payments on Employee Stock Ownership Plan ("ESOP") loans, contributions are invested according to individual employee discretion. Investment options available at December 31, 2001 were NU common shares units (NU Common Shares Fund), units of participation in Fidelity Mutual Funds (Growth and Income Fund, Spartan U.S. Equity Index Fund, Fidelity Growth Company Fund and Magellan Fund), a fixed income option with Fidelity Investment Management Company, Pacific Investment Management Company ("PIMCO") and State Street Bank and Trust Company ("State Street"), the Morgan Stanley Emerging Markets Portfolio, and the Frank Russell Global Balanced Fund.

- Effective April 1, 2002, the Plan has fifteen new investment fund options available to participants. Investment options available at December 31, 2002 were NU common shares units (NU Common Shares Fund), units of participation in Fidelity Mutual Funds (Growth and Income Fund, Spartan U.S. Equity Index Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2040 Fund, Fidelity Low-Priced Stock Fund, Fidelity Growth Company Fund, Fidelity Mid-Cap Stock Fund, and Magellan Fund), a fixed income option with Fidelity Investment Management Company, PIMCO and State Street Bank and Trust Company, the Morgan Stanley International Equity Fund, the Morgan Stanley Emerging Markets Portfolio, the Frank Russell Global Balanced Fund, the Frank Russell Small Capitalization Fund, the Hartford Dividend and Growth HLS Fund, the Lord Abbett High Yield Fund, the Lord Abbett Mid-Cap Value Fund, the Lord Abbett Developing Growth Fund, and a Self Directed Brokerage Link account.

Participating companies of the Plan (the "Employers") are NUSCO, The Connecticut Light and Power Company, Public Service Company of New Hampshire, Select Energy, Inc., Western Massachusetts Electric Company, Holyoke Water Power Company, North Atlantic Energy Service Corporation, Northeast Nuclear Energy Company, Yankee Energy System, Inc., Yankee Gas Services Company, Yankee Energy Services Company, Northeast Generation Services Company and Select Energy Services, Inc. (Formerly HEC Inc.). Select Energy New York, Inc. became a participating company and an ESOP employer in November, 2001. Woods Electrical Company, Inc. and Woods Network Services, Inc. became participating companies and profit sharing employers in September 2002. NGS Mechanical, Inc., became a participating company and an ESOP employer in December, 2002.

ESOP Trust - Effective March 9, 1992, the Plan was amended to provide for the addition of an ESOP trust and for a new benefit using ESOP shares. The Plan acquired approximately 7.6 million NU common shares (ESOP I Shares for the ESOP Trust) from NU using the proceeds from a $175 million loan from NU, and approximately 3.2 million additional NU common shares (ESOP II Shares for the ESOP Trust) from NU using the proceeds of a $75 million loan from NU (see Note 8). Two-thirds of the employer matching contributions to participants are used to make payments on the loans from NU, permitting the allocation of ESOP shares to those participants' accounts in lieu of cash employer matching contributions. Unless at least 55 years of age with at least 5 years of credited service, participants may not direct the reinvestment of these shares except as may be required to meet Internal Revenue Code requirements.

TRAESOP/PAYSOP - On March 9, 1992, the Plan was amended to provide for the merger into the Plan of the Northeast Utilities Service Company Tax Reduction Act Employee Stock Ownership Plan ("TRAESOP") and the Northeast Utilities Service Company Payroll-Based Employee Stock Ownership Plan ("PAYSOP"), which are two tax credit ESOPs for which the applicable tax credits had expired. Participants' accounts under the TRAESOP and PAYSOP are maintained as separate participant accounts under the Plan.

Dividends on NU common shares held in TRAESOP/PAYSOP accounts are paid out in cash to the participant (if the participant so elected pursuant to a one-time election in 1992), used to make payments on ESOP loans or used to purchase NU common shares on the open market for the accounts of participants under the Plan, as the Treasurer of NUSCO directs. As dividends are used to make payments on either of these ESOP loans, ESOP shares are released for allocation to participants' accounts. Payments on either of the ESOP loans may be made with employer matching contributions under the Plan as provided above or with dividends on NU common shares formerly held in the TRAESOP/PAYSOP or held in the ESOP trust.

Contributions - The Company matches 100% of the first 3% of compensation contributed on a pre-tax basis for each bargaining and non-bargaining unit employee with at least six months service (two-thirds of the Company matching contributions is in the form of allocated ESOP shares). The maximum pre-tax employee contribution is the lesser of $11,000 or 25% of compensation. For individuals who are age 50 or older during the 2002 calendar year who have made the maximum allowable contribution of $11,000, a catch-up contribution of an additional $1,000 could be made. In addition, the Company may make discretionary contributions to the Plan.

Vesting - A participant is fully vested in his or her own contributions at all times. Effective April 1, 2000, participants are fully vested with respect to employer matching contributions.

As of December 31, 2002, investments in the fixed income option include $651,243 of forfeitures that may be used to offset future Company contributions to the Plan. These forfeitures resulted from participants that left the Plan prior to the April 1, 2000 amendment. During 2002, the Company used forfeitures of $289,574 to reduce its contributions to the Plan.

Benefits - Following termination or retirement, the participant has several options: participants can defer receipt of their monies if their account balance is greater than $5,000, they can initiate a direct rollover from the Plan to another qualified plan or individual retirement account, they can request a lump sum disbursement, or they can receive installment payments. Participants may take partial distributions under certain circumstances. In-service withdrawals and loans are permitted if certain criteria are met.

Participant Accounts - Individual accounts are maintained for each of the Plan participants to reflect each participant's share of the Company's contribution, the participant's contribution and the Plan's income. Allocations of income are determined at the employee account level.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The following is a summary of the significant accounting policies used:

Reclassification - Certain 2001 amounts have been reclassified to conform with the current year presentation.

Plan Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

Investments - The investments in NU Common Shares and Brokerage Link are carried at fair value based on the closing price on the New York Stock Exchange. Investments in the NU Common Shares Fund ("fund") are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by dividing the fund's net assets at fair value by its units outstanding at the valuation dates. The unit values of the fund were $24.11 and $27.92 on December 31, 2002 and 2001, respectively. The Fidelity Growth and Income Fund, Fidelity Spartan U.S. Equity Index Fund, Fidelity Growth Company Fund, Fidelity Magellan Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2000 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2040 Fund, Fidelity Low-Priced Stock Fund, Fidelity Mid-Cap Stock Fund, Morgan Stanley International Equity Fund, Morgan Stanley Emerging Markets Portfolio, Frank Russell Global Balanced Fund, Frank Russell Small Capitalization Fund, Hartford Dividend and Growth HLS Fund, Lord Abbett High Yield Fund, Lord Abbett Mid-Cap Value Fund, and Lord Abbett Developing Growth Fund asset balances reflect the fair value of shares held in each investment based on the closing price at December 31, 2002 and 2001. The contract with State Street and Aetna Life Insurance Company is valued at contract value, as described below.

In the Statements of Changes in Net Assets Available for Benefits, the Plan presents the net (depreciation) appreciation in the fair value of investments, which consists of the realized (losses) or gains and the unrealized (depreciation) appreciation on those investments. Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned. Purchases and sales of securities are recorded as of the trade date.

The Plan invests in various securities including mutual funds, United States Government securities, corporate debt instruments, and corporate stocks, including NU stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Fair Value of Financial Instruments - The carrying value of the notes payable approximates fair value as of December 31, 2002 and 2001. Effective April 30, 1996, the Plan replaced the group annuity contracts which had constituted the Fixed Income Fund with a Managed Synthetic Investment Contract, or "wrapper" contract. This contract (issued by Aetna Life Insurance Company, contract MCA-14593 in 1996 and transferred on April 1, 2002 to State Street Bank and Trust Company, contract 102014) is comprised of a mixture of government and non-government bonds, managed to the Lehman Brothers Aggregate Bond Index, that are placed in a trust (with ownership by the Plan), rather than a separate account of the issuer. The wrapper provides that participants can, and must, execute plan transactions at book value, and insures the underlying assets at book value. The fair value of the underlying assets and the wrapper at December 31, 2002 was $333,702,732. These assets are managed by PIMCO and Fidelity Investment Management Company (transferred from Aeltus Investment Management, Inc. to Fidelity Investment Management Company effective April 1, 2002). At December 31, 2002, the fair value adjustments to the assets in the wrapper contract was $23,379,130 with a book value of $310,323,602. The Fixed Income Fund produced an average yield of 6.25% and 6.70% for the years ended December 31, 2002 and 2001, respectively. The crediting interest rate of the Fixed Income Fund, which is set twice per year, was 6.25% and 6.30% at December 31, 2002 and 2001, respectively.

3. INVESTMENTS

The fair value of individual investments representing 5% or more of the Plan's net assets available for benefits as of December 31, 2002 and 2001, were as follows:

	2002	2001
Northeast Utilities Common Shares	$ 170,216,505	$ 209,486,277
Aetna Life MCA-14513 Insurance Contract	-	253,857,828
State Street 102014 Insurance Contract	310,323,602	-
Fidelity Mount Vernon Street Growth Company Fund	85,612,446	144,534,616
Fidelity Securities Fund Growth and Income Portfolio	101,822,489	135,322,922
Fidelity Magellan Fund	67,829,712	95,166,227
Fidelity Spartan U.S. Equity Index Fund	38,580,595	53,452,535

During 2002, the Plan's investments appreciated/(depreciated) in value as follows:

	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Year ended December 31, 2002 fair value as determined by quoted market value:		
Fixed income	$ 1	$ 310,323,602
Common stock	(38,130,473)	171,523,822
Mutual funds	(113,040,569)	333,983,880
Loans receivable	-	11,558,569
	$ (151,171,041)	$ 827,389,873

During 2001, the Plan's investments appreciated/(depreciated) in value as follows:

	Net Appreciation (Depreciation) in Fair Value During Year	Fair Value at End of Year
Year ended December 31, 2001 fair value as determined by quoted market value:		
Fixed income	$ 1	$ 253,857,828
Common stock	(95,236,963)	209,486,277
Mutual funds	(96,841,581)	459,836,875
Loans receivable	-	13,209,754
	$ (192,078,543)	$ 936,390,734

4. TERMINATION PROVISION

Although the Company intends to continue the Plan and its contributions to the trust indefinitely, NUSCO may terminate the Plan and each other participating company may terminate its participation in the Plan for any reason, in whole or in part, by action of its Board of Directors. Upon termination of the Plan or upon the complete discontinuance of contributions under the Plan, all affected participants will become vested in the accrued balances in their accounts.

5. ADMINISTRATIVE EXPENSES

The Company pays for all expenses incurred by the administration of the Plan with the exception of:

- Loan initiation fees and fees associated with the Brokerage Link investment option. These fees are paid by the participants.

- All investment-related expenses of the Plan, and any other expenses of the Trustee necessitated by the terms of any particular investment option, and commissions paid with respect to the purchase or sale of common shares for the Plan. These expenses are paid by the Plan.

6. TRANSFERS AND OTHER

Transfers and Other primarily represent activity from groups of employees entering or leaving the Plan.

7. TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 19, 1997 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has since been amended and restated. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. The Company has requested an updated determination letter from the Internal Revenue Service.

8. NOTES PAYABLE

The Plan borrowed $175 million and $75 million from NU on December 3, 1991 and March 26, 1992, respectively, pursuant to separate note agreements. The notes accrue interest at a rate per annum of 8.58% and 8.38%, respectively, on the outstanding principal amounts. The Plan used the proceeds from the notes to purchase approximately 10.8 million NU common shares (ESOP I and ESOP II shares) for an ESOP trust under the Plan. It is intended that the notes will be fully paid as to principal and interest by December 31, 2006; however, the notes have maturity dates of December 1, 2011 and March 1, 2012, respectively. The Plan makes principal and interest payments on the ESOP notes at the same rate that ESOP shares are allocated to employees. Total principal payments made from the Plan amounted to $11,914,320 and $11,796,460 in 2002 and 2001, respectively. A principal payment of $13,789,773 was made by the Plan in January 2003.

ESOP I and ESOP II shares acquired were pledged and granted to NU as collateral; shares are released from the pledge as they are allocated to Plan participants' accounts.

9. BENEFITS PAYABLE

The Plan had no participant benefits payable as of December 31, 2002 or 2001.

10. PARTY-IN-INTEREST

For the year ended December 31, 2002 and 2001, the Plan had investments in 10,509,156 and 11,140,495 common shares of NU, respectively.

Certain Plan investments are shares of mutual funds managed by the Trustee, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $31,707 and $22,250 for the years ended December 31, 2002 and 2001, respectively.

11. PLAN AMENDMENTS

Effective January 1, 2002, the Plan was amended to allow a participating company to make profit-sharing contributions to participants' accounts.

Effective January 1, 2002, the Plan was amended to provide for immediate vesting of the employer matching contributions of certain bargaining unit employees.

Effective January 1, 2002, the Plan was amended to allow interfund transfers of ESOP and PAYSOP/TRAESOP account monies at age 55 with at least 5 years of service.

Effective January 1, 2002, the Plan adopted the 2001 Economic Growth and Tax Relief Reconciliation Act, which makes certain changes to the Plan including but not limited to increasing the maximum contribution by an employer to the lesser of 25% of a participants' compensation or $11,000, increasing annual compensation limits to $200,000, allowing catch-up contributions of $1,000 for those participants age 50 or older, and providing for the allowance of rollovers from IRAs.

Effective April 1, 2001, the Plan was amended to allow a vested terminated or retired participant to reallocate the investments included in his or her account (excluding any portion of the ESOP contribution account and TRAESOP/PAYSOP account) among the investment funds.

Effective March 1, 2001, the Plan was amended to allow a vested terminated or retired participant to receive a partial distribution or a series of equal partial distributions of not less than $500 if the participant's account has ever exceeded $5,000.

Effective February 15, 2001, the Plan was amended to allow participants to roll over lump-sum distributions from the NUSCO Retirement Plan to the Plan during a 60-day period following the receipt of the distribution.

Effective January 1, 2001, the Plan was amended to change the definition of compensation for non-bargaining unit Yankee employees.

* * * * * *

Schedule I
EIN: 06-0810627
Plan No. 005

NORTHEAST UTILITIES SERVICE COMPANY
401 (k) PLAN

SCHEDULE H: ITEM 4(i) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 2002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
*	Northeast Utilities	NU Common Shares, $5 par value	$ 220,137,914	$ 170,216,505
	State Street	# 102014 Insurance Contract	310,323,602	310,323,602
*	Fidelity	Securities Fund Growth and Income Portfolio	114,676,939	101,822,489
*	Fidelity	Mount Vernon Street Trust Growth Company Fund	138,450,378	85,612,446
*	Fidelity	Trust U.S. Equity Index Fund	42,995,575	38,580,595
*	Fidelity	Magellan Fund	85,772,150	67,829,712
*	Fidelity	Low Priced Stock	5,853,196	5,189,980
*	Fidelity	Mid Cap Stock	1,171,379	986,380
*	Fidelity	Freedom Income	208,271	208,254
*	Fidelity	Freedom 2000	160,741	158,793
*	Fidelity	Freedom 2010	1,144,846	1,076,518
*	Fidelity	Freedom 2020	1,105,997	1,059,134
*	Fidelity	Freedom 2030	332,698	320,449
*	Fidelity	Freedom 2040	89,198	77,621
*	Plan Participants	Brokerage Link	1,379,325	1,307,317
	Frank Russell	Global Balanced Fund	11,115,181	10,883,359
	Frank Russell	Small Cap	1,155,893	976,311
	Morgan Stanley	International Equity Fund	15,778,410	13,103,647
	Morgan Stanley	Emerging Markets Portfolio	617,974	525,010
	Lord Abbett	Development & Growth	3,701,677	2,593,344
	Lord Abbett	High Yield	938,155	932,564
	Lord Abbett	Mid Cap Value	1,490,794	1,366,616
	Hartford	Dividend and Growth	743,379	680,658
*	Plan Participants	Loans to Participants	11,588,569	11,558,569
			$ 970,932,241	$ 827,389,873

*Indicates party-in-interest.